SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

 Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
         and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                                (Amendment No. )

                               eB2B COMMERCE, INC.
                                (Name of Issuer)

                     Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    26824R109
                                 (CUSIP Number)

                                 April 18, 2000
             (Date of Event Which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed.

     [ ]  Rule 13d-1(b)

     [ ]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)

       * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  26824R109             13G                        Page 2 of 6 Pages
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1.   Names of Reporting Persons.
     I.R.S. Identification  No. Of Above Persons (entities only)

       Timothy Flynn
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group*
       (a)  [ ]
       (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     U.S.A.
--------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With

--------------------------------------------------------------------------------
5.   Sole Voting Power                   800,133(1)
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6.   Shared Voting Power
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7.   Sole Dispositive Power            800,133(1)
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8.   Shared Dispositive Power
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9.   Aggregate Amount Beneficially  Owned by Each Reporting Person

                         800,133(1)
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10.  Check box if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented By Amount in Row 9

                         6.0%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

                         IN


-------------------
(1) 662,133 shares beneficially owned are held of record by Flynn Corporation, which is 100% owned by Timothy Flynn.

Item 1(a)   Name of Issuer:

                eB2B Commerce, Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:

                29 West 38th Street
                New York, New York  10018

Item 2(a)   Name of Person Filing:

            Timothy Flynn


Item 2(b)   Address of Principal Business Office or, if none, Residence:

            3291 North Buffalo
            Suite 8
            Las Vegas, Nevada 89129


Item 2(c)   Citizenship:

            U.S.A.


Item 2(d)   Title of Class of Securities:

            Common Stock, par value $.001 per share ("Common Stock")

Item 2(e)   CUSIP Number

            26824R109

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) , check whether the person filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

            (e) [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule13d-1(b)(1)(ii)(F).

            (g) [ ] A parent holding company or control person in accordance with Rule13d-1(b)(1)(ii)(G).

            (h) [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

            (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.   Ownership.

             (a)  Amount Beneficially Owned:    800,133(1)

             (b)  Percent of Class:             6.0%

             (c)  Number of shares as to which such person has:

                  (i)   Sole power to vote or to direct the vote:    800,133(1)

                  (ii)  Shared power to vote or to direct vote:      0

                  (iii) Sole power to dispose or to direct the disposition of:
                                                                     800,133(1)

                  (iv)  Shared power to dispose or to direct the disposition of:
                                                                     0




-------------------

(1)  Consists  of:  (a)  501,772   shares   underlying   Series  B   Convertible
     Preferred Stock and 160,361 shares underlying immediately exercisable warrants held by Flynn Corporation, which company is 100% owned by Timothy Flynn, and (b) 138,000 shares underlying immediately exercisable options which are held of record by Timothy Flynn.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       June 2, 2000
                                                -----------------------------
                                                       (Date)


                                                  /s/ Timothy Flynn
                                                -----------------------------
                                                      (Signature)


                                                  Timothy Flynn
                                                -----------------------------
                                                      (Name/Title)

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS(SEE 18 U.S.C. 1001).